245 Summer Street	Fidelity® Investments
Boston, MA 02210

April 3, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105

Fidelity Mid Cap Growth Index Fund, Fidelity Mid Cap Value Index Fund, Fidelity Municipal Bond Index Fund, Fidelity SAI Municipal Bond Index Fund, Fidelity Small Cap Growth Index Fund and Fidelity Small Cap Value Index Fund, (the funds)

Post-Effective Amendment No. 462

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 462 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Mid Cap Growth Index Fund, Fidelity Mid Cap Value Index Fund, Fidelity Municipal Bond Index Fund, Fidelity SAI Municipal Bond Index Fund, Fidelity Small Cap Growth Index Fund and Fidelity Small Cap Value Index Fund as new series of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the funds referenced above.

Please note that the cover page of the Prospectuses and SAIs of Fidelity Mid Cap Growth Index Fund, Fidelity Mid Cap Value Index Fund, Fidelity Municipal Bond Index Fund, Fidelity Small Cap Growth Index Fund and Fidelity Small Cap Value Index Fund contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of June 27, 2019. We request your comments by May 3, 2019.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

Sincerely,

/s/ Dana Turner
Dana Turner
Legal Product Group